CHANGE IN THE FUND'S INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

In November 2004, the Board of Directors (the "Board") of the Fund selected Ernst & Young LLP as its independent registered public accounting firm for the fiscal year ended
31st March, 2005. At a regularly scheduled Board meeting held on 10th November, 2004, the Board of the Fund, elected to terminate the appointment of PricewaterhouseCoopers LLP
("PricewaterhouseCoopers") as its independent registered public accounting firm. The decision to change accountants was approved by the Fund's Audit Committee.

PricewaterhouseCoopers' reports on the Fund's financial statements for the two years ending 31st March, 2004 and 2003, did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the two years ending 31st March, 2004 and 2003 and through 10th November, 2004, there were no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to PricewaterhouseCoopers' satisfaction, would have caused it to make reference thereto in their report on the financial statements. During the two years ending 31st
March, 2004 and 2003 and through 10th November, 2004, there were no "reportable events" within the meaning of Item 304, paragraph (a)(1)(v), of Regulation S-K under the Securities
Exchange Act of 1934.

The Fund has requested that PricewaterhouseCoopers furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated May 27, 2005 is filed as an Exhibit to this Form N-SAR.